Exhibit 99.2

JBDI Holdings Limited Announces Closing of $11.25 Million Initial Public Offering

SINGAPORE, August 28, 2024 (GlobeNewswire) — JBDI Holdings Limited (“JBDI” or the “Company”) (Nasdaq: JBDI), a leading provider of environmentally friendly and efficient reconditioning and recycling services for drums and containers in Singapore and Southeast Asia, today announced the closing of its previously announced initial public offering (the “Offering”) of an aggregate 2,250,000 ordinary shares at a public offering price of $5.00 per share for total gross proceeds of $11.25 million, before deducting underwriting discounts and offering expenses. Of the 2,250,000 ordinary shares, the Company offered 1,750,000 ordinary shares and the selling shareholders offered 500,000 ordinary shares. The Company will not receive any proceeds from any sale of shares by the selling shareholders.

The shares began trading on the Nasdaq Capital Market on August 27, 2024, under the ticker symbol “JBDI.”

Wilson-Davis & Co., Inc. acted as lead underwriter and representative for the Offering.

Schlueter & Associates, P.C. served as legal counsel for JBDI, and Sichenzia Ross Ference Carmel LLP served as legal counsel for the underwriters in connection with the Offering.

A registration statement on Form F-1, as amended (File No. 333-276945), was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on August 26, 2024. The offering of the securities is being made only by means of a prospectus. Electronic copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting Wilson-Davis & Co., Inc. 16479 Dallas Parkway, Suite #315, Addison, TX 75001, Attention: Louis Helsen or email: lhelsen@wdco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About JBDI Holdings Limited

JBDI Holdings Limited is a leading provider of environmentally friendly and efficient products and services, specializing in the revitalization, reconditioning, and recycling of drums and related containers in Singapore and across Southeast Asia. With nearly four decades of industry experience, JBDI Holdings has established a strong reputation for quality and reliability, offering a wide range of reconditioned steel and plastic drums, new containers, and ancillary services. Our mission is to help our customers achieve a zero environmental impact footprint while optimizing resource allocation and reducing costs. For more information, please visit http://jbdi.barrels.com.sg.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com